UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

02128L106

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,247,737(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,247,737(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,247,737(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.45%(3)
14	TYPE OF REPORTING PERSON HC, CO

(1)	The reported shares include (i) 1,860,461 shares of common stock held directly by B. Riley Principal Sponsor Co., LLC (the “Sponsor”), (ii) 218,379 shares of common stock held directly by B. Riley FBR, Inc. (“BRFBR”), (iii) 1,169,477 shares of common stock held directly by BRC Partners Opportunity Fund, LP (“BRPLP”) and (iv) 2,600,000 shares of common stock held directly by B. Riley Principal Investments, LLC (“BRPI”).
(2)	Includes 1,399,420 shares of common which may be purchased by exercising warrants, including (i) 206,250 warrants held by the Sponsor, (ii) 505,045 warrants held by BRFBR and (iii) 688,125 warrants held by BRPLP.
(3)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 1,399,420 shares of common stock underlying warrants held by the Sponsor, BRFBR and BRPLP.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,602 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,602 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,602 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%(2)
14	TYPE OF REPORTING PERSON IA

(1)	Includes 688,125 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 688,125 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,602 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,602 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,602 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 688,125 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 688,125 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,602 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,602 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,602 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 688,125 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 688,125 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 723,424(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 723,424(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,424(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.41%(2)
14	TYPE OF REPORTING PERSON BD, CO

(1)	Includes 505,045 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 505,045 shares of common stock underlying warrants.

CUSIP No. 02128L 106
1	NAME OF REPORTING PERSONS B. Riley Principal Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,066,711(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,066,711(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,711(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.95%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 206,250 shares of common which may be purchased by exercising warrants.
(2)	Based on 29,511,359 shares of common stock outstanding as of February 14, 2020 and after giving effect to the issuance of 206,250 shares of common stock underlying warrants.

END OF COVER PAGES

This Amendment No. 4 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019, as amended by Amendment No. 1 and Amendment No. 2 filed on February 24, 2020 and Amendment No. 3 filed on March 3, 2020 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Alta Equipment Group, Inc., a Delaware corporation (the “Issuer or “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D, and Annex I are hereby amended and restated as follows:

(a)	and (b)

1.	As of the date hereof, BRPLP beneficially owns directly 1,169,477 shares of Common Stock and 688,125 warrants, representing 6.15% of the Issuer’s Common Stock, after giving effect to the issuance of 688,125 shares of common stock underlying warrants. As of the date hereof, BRPI beneficially owns directly 2,600,000 shares of Common Stock, representing 8.81% of the Issuer’s Common Stock. As of the date hereof, BRFBR beneficially owns directly 218,379 shares of Common Stock and 505,045 warrants, representing 2.41% of the Issuer’s Common Stock, after giving effect to the issuance of 505,045 shares of common stock underlying warrants. As of the date hereof, the Sponsor beneficially owns directly 1,860,461 shares of Common Stock and 206,250 warrants, representing 6.95% of the Issuer’s Common Stock, after giving effect to the issuance of 206,250 shares of common stock underlying warrants.

2.	BRPGP is the general partner of BRPLP, BRCM is the parent company of BRPGP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Common Stock held by BRPLP.

3.	BRF is the parent company of BRPI and BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Common Stock held by BRPI and BRFBR.

4.	BRF is the sole member of the managing member of the Sponsor, and has voting and dispositive power over the securities held by the Sponsor. As a result, BRF may be deemed to indirectly beneficially own the securities held by the Sponsor.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY PRINCIPAL SPONSOR CO., LLC

By:	GREAT AMERICAN GROUP, LLC
its Managing Member

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Chief Operating Officer and Chief Financial Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

By:	/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

ANNEX I

Transactions within the Past 60 Days

Trade Date	Security	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
1/24/2020	ALTG	Buy	15,413	$10.2432	BRC Partners Opportunity Fund, L.P.
1/27/2020	ALTG	Buy	9,309	$10.19	BRC Partners Opportunity Fund, L.P.
1/28/2020	ALTG	Buy	107,553	$10.1909	BRC Partners Opportunity Fund, L.P.
2/3/2020	ALTG	Buy	108,333	$10.2146	BRC Partners Opportunity Fund, L.P.
2/6/2020	ALTG	Share Redemption	(240,608)	$10.16	BRC Partners Opportunity Fund, L.P.
2/6/2020	ALTG	Buy	74,400	$10.20	B. Riley FBR, Inc.
2/6/2020	ALTG	Sell	(67,075)	$10.20	B. Riley FBR, Inc.
2/6/2020	ALTG	Buy	129,831	$10.21	B. Riley FBR, Inc.
2/6/2020	ALTG	Sell	(108,107)	$10.21	B. Riley FBR, Inc.
2/6/2020	ALTG	Buy	157,073	$10.2063	BRC Partners Opportunity Fund, L.P.
2/7/2020	ALTG	Buy	48	$10.18	B. Riley FBR, Inc.
2/12/2020	ALTG	Buy	13,828	$10.3183	BRC Partners Opportunity Fund, L.P.
2/14/2020	ALTG	Buy	685,000	$10.00	BRC Partners Opportunity Fund, L.P.
2/14/2020	ALTG	Incentive Acquistion	36,054	$-	BRC Partners Opportunity Fund, L.P.
2/14/2020	ATLGWS	Incentive Acquistion	256,875	$-	BRC Partners Opportunity Fund, L.P.
2/14/2020	ALTG	Sell	(370,000)	$10.00	BRC Partners Opportunity Fund, L.P.
2/14/2020	ALTG	Incentive Distribution	(19,473)	$-	BRC Partners Opportunity Fund, L.P.
2/14/2020	ATLGWS	Incentive Distribution	(138,750)	$-	BRC Partners Opportunity Fund, L.P.
2/14/2020	ALTG	Buy	2,500,000	$10.00	B. Riley Principal Investments, LLC
2/14/2020	ALTG	Buy	100,000	$10.00	B. Riley Principal Investments, LLC
2/14/2020	ATLGWS	Acquisition Per Agreement	1,250,000	$-	B. Riley Principal Investments, LLC

2/14/2020	ATLGWS	Forfeiture	(1,250,000)	$-	B. Riley Principal Investments, LLC
2/14/2020	ALTG	Forfeiture	(178,947)	$-	B. Riley Principal Sponsor Co., LLC
2/14/2020	ALTG	Forfeiture	(1,470,855)	$-	B. Riley Principal Sponsor Co., LLC
2/14/2020	ALTG	Transfer to Member(s)	(279,592)	$-	B. Riley Principal Sponsor Co., LLC
2/14/2020	ALTG	Transfer to Member(s)	(186,395)	$-	B. Riley Principal Sponsor Co., LLC
2/14/2020	ATLGWS	Forfeiture	(25,000)	$-	B. Riley Principal Sponsor Co., LLC
2/20/2020	ALTG	Buy	11,202	$10.4699	BRC Partners Opportunity Fund, L.P.
2/21/2020	ALTG	Buy	97,027	$10.3776	BRC Partners Opportunity Fund, L.P.
2/24/2020	ALTG	Buy	100,000	$9.6518	BRC Partners Opportunity Fund, L.P.
2/25/2020	ALTG	Buy	75,000	$9.2867	BRC Partners Opportunity Fund, L.P.
2/26/2020	ALTG	Buy	30,638	$9.2077	BRC Partners Opportunity Fund, L.P.
2/27/2020	ALTG	Buy	140,632	$8.9567	BRC Partners Opportunity Fund, L.P.
2/27/2020	ALTGWS	Buy	341,099	$1.1117	BRC Partners Opportunity Fund, L.P.
2/27/2020	ALTGWS	Buy	297,245	$1.10	B. Riley FBR, Inc.
2/27/2020	ALTGWS	Buy	80,000	$1.20	B. Riley FBR, Inc.
2/27/2020	ALTGWS	Sell	(40,000)	$1.20	B. Riley FBR, Inc.
2/28/2020	ALTG	Buy	29,600	$8.8691	BRC Partners Opportunity Fund, L.P.
2/28/2020	ALTGWS	Buy	129,700	$1.20	BRC Partners Opportunity Fund, L.P.
2/28/2020	ALTGWS	Buy	218,100	$1.20	B. Riley FBR, Inc.
2/28/2020	ALTGWS	Sell	(107,500)	$1.20	B. Riley FBR, Inc.
3/2/2020	ALTG	Buy	90,060	$8.648	BRC Partners Opportunity Fund, L.P.
3/3/2020	ALTG	Buy	21,421	$8.45	B. Riley FBR, Inc.
3/3/2020	ALTG	Buy	167,209	$8.40	B. Riley FBR, Inc.
3/3/2020	ALTG	Buy	100	$8.445	B. Riley FBR, Inc.
3/3/2020	ALTG	Buy	552	$8.44906	B. Riley FBR, Inc.
3/3/2020	ALTGWS	Buy	33,000	$1.20	BRC Partners Opportunity Fund, L.P.
3/3/2020	ALTGWS	Buy	33,000	$1.20	B. Riley FBR, Inc.
3/6/2020	ALTGWS	Buy	66,201	$1.20	BRC Partners Opportunity Fund, L.P.
3/11/2020	ALTG	Buy	29,438	$7.3069	BRC Partners Opportunity Fund, L.P.
3/12/2020	ALTG	Buy	63,398	$6.0927	BRC Partners Opportunity Fund, L.P.